NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

                                                                   30 APRIL 1999

                                 AEGIS GROUP PLC

                 RECOMMENDED TENDER OFFER FOR MARKET FACTS INC.

- Aegis announces a recommended tender offer to acquire Market Facts, for approximately $297 million (L185 million). Market Facts is listed on NASDAQ.

- Market Facts is one of the leading customised research companies in the US. Based in Chicago, it has a strong list of US clients including a majority of the largest 100 multinational consumer product and service companies. Since 1946, it has supplied clients with tailor made measurements and evaluation services of consumer habits, attitudes and behaviour towards products, services and advertising.

- The acquisition represents a further step in Aegis' strategic objective of expanding the range of services it can offer to its clients on a global basis, in a closely related sector.

- The tender offer is $31.00 in cash per share, a 20 per cent premium to the closing price on 29 April 1999. It would represent an after tax multiple of 26 times broker forecasts for 1999 earnings per share.

- The acquisition will be financed partly through a vendor placing of 96 million new Aegis shares representing approximately 10 per cent of the current issued share capital of Aegis to raise not less than L114 million, with the balance being financed by bank debt.

- Aegis has received irrevocable options to acquire approximately 30 per cent of Market Facts issued share capital, including executive management's interests.

- Market Facts has grown rapidly in the last five years, with average annual revenue and profit growth rates above 25%. It had revenues of $137 million (L82 million) in 1998 and profit before tax of $14.7 million
      (L8.8 million).

- The Board of Aegis believes that the acquisition of Market Facts will enhance Aegis' fully diluted earnings per share from the first full year of ownership, before any goodwill amortisation.

Commenting on today's announcement, Aegis' Chief Executive, Crispin Davis, said:

"Market Facts will complement and enhance our existing media service capability. It will provide a broader base of client revenue for the company, and an additional platform for growth. The skill base and client fit is excellent. We are buying a leading player in the key US customised research market with an excellent track record, a strong service capability, and a blue chip client list. We see significant opportunities for growth both inside and outside the US".

There will be an analyst presentation at 9.00 am at ABN Amro, 4 Broadgate, EC2, and a press briefing at 11.30 am at Financial Dynamics, 30 Furnival Street, EC4


THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE FULL TEXT OF THE ATTACHED ANNOUNCEMENT

ENQUIRIES:

AEGIS GROUP PLC
Crispin Davis, Chief Executive Office                0171 470 5000
Colin Day, Group Finance Director

MORGAN STANLEY & CO. LIMITED

Piers de Montfort                                    0171 425 5000
Dan Bailey

HOARE GOVETT

Mark Astaire                                         0171 601 0101
William Shaw

FINANCIAL DYNAMICS

Tim Spratt                                           0171 831 3113

MORGAN STANLEY & CO. LIMITED, WHICH IS REGULATED IN THE UK BY THE SECURITIES AND FUTURES AUTHORITY LIMITED, IS ACTING FOR AEGIS IN RELATION TO THE ACQUISITION OF MARKET FACTS, AND FOR NO ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO ITS CUSTOMERS OR FOR ADVISING ANY OTHER PERSON IN RELATION TO THE ACQUISITION OF MARKET FACTS AND THE VENDOR PLACING.

HOARE GOVETT LIMITED, WHICH IS REGULATED IN THE UK BY THE SECURITIES AND FUTURES AUTHORITY LIMITED, IS ACTING FOR AEGIS IN CONNECTION WITH THE VENDOR PLACING AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO THE CUSTOMERS OF HOARE GOVETT LIMITED OR FOR ADVISING ANY SUCH PERSON IN CONNECTION WITH THE VENDOR PLACING.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

                                                                   30 APRIL 1999

                                 AEGIS GROUP PLC

                 RECOMMENDED TENDER OFFER FOR MARKET FACTS INC.


INTRODUCTION

Aegis is today announcing a recommended tender offer for the entire issued share capital of Market Facts for approximately $297 million (L185 million).

Aegis is partly financing the acquisition through a vendor placing of new Aegis shares to raise not less than L114 million (net of commissions) by the issue of 96 million new ordinary shares (representing approximately 10 per cent of the current issued share capital of Aegis) at not less than L1.20 per share. Morgan Stanley has advised Aegis on this transaction and the placing has been fully underwritten by Hoare Govett Limited. The balance of the consideration of approximately L71 million will be financed through bank debt.

The offer of $31.00 per share represents a premium of 20 per cent over the closing price of $25.875 of a Market Facts share yesterday.

BACKGROUND TO AND REASONS FOR THE ACQUISITION OF MARKET FACTS

Aegis has been exploring opportunities to expand its range of client media services, in closely related, complementary sectors with growth potential. The Aegis Board believes the acquisition fits this key strategic objective for the following reasons:

1. The global customised research market is large (estimated above $5 billion in revenues in 1998) and has been showing strong growth (6-10% annually) in the last 10 years, reflecting consistent and growing service requirements from clients. Originally this was from f.m.c.g. companies, but is now increasingly from new sectors, such as financial services, telecommunications and healthcare.

2. Market Facts is a leading player in the key US market, with a high quality range of services, an excellent client base and an experienced, stable management team. The company's growth rate in recent years has been strong and well ahead of its market.

3. Market Facts skill base is comparable to Aegis' with clear focus on client servicing, analytical and research capabilities. The client bases are highly complementary, offering good opportunity for cross-provision of services and for strengthening partnership relations with key international clients.

4. Future opportunities for growth appear significant. Market Facts development strategy will be similar to that successfully followed by Aegis in recent years: development of value added high margin media services, expansion towards global capability and increasing business with major blue chip international clients.

The Aegis Board believes that the acquisition will enhance Aegis' fully diluted earnings per share from the first full year of ownership before any goodwill amortisation.


INFORMATION ON MARKET FACTS

Market Facts was founded in 1946 and specialises in customised market research. This involves proprietary research in the measurement and evaluation of consumer beliefs, attitudes and behaviour towards particular products, services, concepts or advertising. The services are nearly all tailored to specific client needs and help to measure and interpret, product performance, consumer satisfaction, price sensitivity, new product/market opportunities, advertising effectiveness and brand strength. The company has a range of proprietary tools and products tailored to this service. Market Facts differentiates itself from its competition by offering clients a comprehensive range of services incorporating elements of leading edge technology. Information is primarily collected through an extensive proprietary consumer mail panel ("CMP") of 600,000 US and Canadian households. In addition, information is gained through telephone, one-to-one interviews, the internet and focus groups.

Market Facts is one of the largest customised research companies in the US. Market share is estimated at around 5% in a highly fragmented market where the leader is estimated to have a 7% share. Market Facts has some 900 clients, including a strong listing of Fortune 500 companies. These include a majority of the largest 100 US multinational consumer product and service companies. There is a clear and complementary overlap of clients between Aegis and Market Facts.

The Company has been growing revenue at more than twice the rate of market growth in the last 5 years. Revenue is largely project based. However, the nature of the business, where continuity of data is important and where most clients have tailor made systems and programmes with Market Facts, result in fairly consistent and predictable client revenue streams. Market Facts' client retention record is excellent.

MANAGEMENT AND ORGANISATION

Market Facts employs over 950 full-time people, including 350 researchers. Market Facts' Head Office is in Arlington Heights, near Chicago, and the company has offices in a number of US cities where major clients are located.

Aegis attaches great importance to the skills and experience of the existing management team and employees of Market Facts and believes that as a result of the acquisition there will be greater opportunities to develop the business and client base. Market Facts' existing management team, which has successfully grown and developed the company over recent years, will remain in place.

FINANCIAL PERFORMANCE OF MARKET FACTS

Market Facts has produced a strong financial performance in recent years with good growth in revenue, profit and operating margin. The business also has a strong operating cash flow.

In the five years ended 31 December 1998 the compound annual growth rates of revenue, operating profit and fully diluted earnings per share have been 25%, 45% and 51% respectively.

Set out below is a summary of key financial information for Market Facts as reported under US GAAP, and as extracted from Market Facts published accounts.

                                                                               YEAR ENDED 31 DECEMBER
                                                                     1996              1997               1998
                                                                      $M                $M                 $M
Revenue                                                              83.8              100.1              136.5

Gross Profit                                                         35.6              43.7               59.5
GROSS MARGIN                                                        42.5%              43.6%              43.6%

Operating profit                                                     8.4               10.3               14.6
OPERATING MARGIN                                                    10.0%              10.3%              10.7%

Profit before tax                                                    7.4                9.5               14.7

Net cashflow from operating activities                               4.5               10.4               16.1
Cash and cash equivalents                                            0.1               36.4               28.5

Market Facts announced its first quarter results earlier this week. These broadly maintain the strong growth rate of recent years, and were ahead of market forecasts.

Market Facts is confident that trading for the balance of the year should remain satisfactory and in line with internal objectives/market forecasts. Recent acquisitions are expected to contribute to EPS progress.

DEVELOPMENT OF MARKET FACTS BY AEGIS

As part of Aegis there are significant and attractive opportunities to develop Market Facts and the customised research business. These include:

- Further upgrading and broadening Market Facts range of proprietary products and services, in particular the development of higher margin services.

- Targeting new major clients in high growth but currently under-penetrated industries such as telecoms, financial services, healthcare, and increasing market share with existing clients.

- Accelerating the growth of Market Facts in the US through strategically sound bolt-on acquisitions in a highly fragmented market.

- Progressive international expansion, supported by Aegis' established international network.

The strategy behind this development programme is consistent with Aegis' own successful growth strategies over the last four years.

CURRENT TRADING AND PROSPECTS FOR AEGIS

As indicated in April, at the announcement of the preliminary results for the year to December 1998, the Group has started 1999 with some important new business wins that should provide good momentum for the business year. The Board remains of the view that the full year should represent another year of continued satisfactory progress.

PRINCIPAL TERMS OF THE ACQUISITION

The acquisition will be effected in a two stage process. A US subsidiary of Aegis (Aegis Acquisition Corp) will make a tender offer to Market Facts shareholders by means of a document containing an offer to purchase (the US equivalent of an offer document) which is expected to be filed with the SEC and mailed to Market Facts' shareholders on or before Thursday, 6 May 1999. It is expected that the offer will initially be open until immediately after midnight New York time on 4th June 1999.

The conditions to the tender offer will include an acceptance condition (described in further detail below) and various other conditions, including the expiry of applicable waiting periods under the US Hart-Scott-Rodino Act.

The above arrangements are reflected in an Agreement and Plan of Merger between Aegis, Aegis Acquisition Corp and Market Facts, which also provides that, following the purchase of Market Facts' shares under the tender offer, a merger between Aegis Acquisition Corp and Market Facts will be effected, with Market Facts being the surviving entity, pursuant to which Market Facts will become a wholly owned subsidiary of Aegis. If tenders in respect of more than 90 per cent of the Market Facts shares are received, the merger will occur shortly after the closing of the tender offer. It is a condition to the consummation of the tender offer that Aegis shall have the right to acquire not less than a majority of the common stock of Market Facts. If less than 90 per cent (but more than 50 per cent) is achieved, Aegis Acquisition Corp will accept all such tenders following which, to effect the merger it will be necessary to obtain approval of shareholders holding a majority of the outstanding shares of common stock at a special meeting of Market Facts shareholders at which Aegis Acquisition Corp would be entitled to vote its shares. In this circumstance, it is expected that the merger would become effective within three months after the tender offer closes with the result that Market Facts would then become a wholly owned subsidiary of Aegis.

Aegis has received irrevocable options from MFI Investors LP and senior executive management of Market Facts in respect of their holdings (approximately 30% in total) to acquire these shares at a price of $31.00 per share. The Agreement and Plan of Merger may be terminated in certain circumstances. A break-up fee may be payable to Aegis in certain circumstances, by Market Facts, of an amount equal to $9 million (plus out of pocket expenses up to a maximum of $1.5 million).

                                    APPENDIX

                    FINANCIAL INFORMATION ON MARKET FACTS (1)




PROFIT AND LOSS ACCOUNT

                                                                            YEAR ENDED 31 DECEMBER
                                                                 1996                 1997                1998
                                                                   $                    $                   $
Revenue                                                        83,795,562          100,064,294         136,532,924
Direct Costs:
     Payroll                                                   16,167,308           18,071,133          24,715,160
     Other Expenses                                            32,015,577           38,321,485          52,358,850
         Total                                                 48,182,885           56,392,618          77,074,010
Gross Margin                                                   35,612,677           43,671,676          59,458,914
Operating Expenses:
     Selling                                                    2,600,727            3,324,273           4,725,959
     General and administrative                                24,614,002           30,066,240          40,173,474
         Total                                                 27,214,729           33,390,513          44,899,433
Income from Operations                                          8,397,948           10,281,163          14,559,481

Net Interest                                                  (1,088,437)            (833,779)           (175,737)
Other income, net                                                  75,145               87,714             354,205
         Total                                                (1,013,292)            (746,065)             178,468
Income Before Provision for Income Taxes                        7,384,656            9,535,098          14,737,949
Provision for Income Taxes                                      3,107,000            3,713,000           5,728,000
Net Income                                                      4,277,656            5,822,098           9,009,949
Basic earnings per share                                             0.57                 0.80                1.02
Diluted earnings per share                                           0.55                 0.77                0.98

(1) The financial information relating to Market Facts in this announcement has been extracted from publicly published data provided by Market Facts. While Aegis has taken due care in ensuring that such information has been properly extracted, Aegis is not responsible for the accuracy or completeness of such information. The financial information so produced is only a summary.



BALANCE SHEET

                                                                                           AS AT 31 DECEMBER
ASSETS                                                                                  1997                1998
                                                                                          $                   $
Current Assets:
   Cash and cash equivalents                                                          36,444,256          28,475,066
   Bank certificate of deposit                                                        50,000              50,000
   Accounts receivable                                                                20,145,847          20,336,967
   Revenue earned on contracts in progress in excess of billings                      4,618,736           5,724,794
   Other Current Assets                                                               1,839,421           1,215,858
         Total Current Assets                                                         63,098,260          55,802,685

Net Property and Equipment                                                            17,081,498          20,482,475
Goodwill and other intangibles                                                        4,959,752           27,818,619

Deferred income taxes, noncurrent                                                     1,063,833           789,881
Investment in affiliated companies                                                    688,404             560,814
         Total Assets                                                                 86,891,747          105,454,474


LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
   Accrued expenses                                                                   10,052,639          14,074,491
   Billings in excess of revenue earned on contracts in progress                      9,267,185           9,760,679
   Accounts payable                                                                   2,380,596           4,988,039
   Income taxes                                                                       945,449             673,879
   Current portion of long-term debt and obligations under capital leases             291,537             446,289
              Total Current Liabilities                                               22,937,406          29,943,377

    Long-term Liabilities                                                             10,409,088          11,197,130
              Total Liabilities                                                       33,346,494          41,140,507

Stockholders' Equity:
    Common stock                                                                      10,875,258          10,910,058
    Capital in excess of par value                                                    44,707,038          46,172,329
    Retained earnings                                                                 12,538,528          21,448,047
                                                                                      68,120,824          78,530,434
    Less treasury common stock at cost                                                (13,891,966)        (13,612,265)
    Less other transactions involving common stock                                    (683,605)           (604,202)
         Total Stockholder's Equity                                                   53,545,253          64,313,967
         Total Liabilities and Stockholders' Equity                                   86,891,747          105,454,474

The financial information relating to Market Facts in this announcement has been extracted from publicly published data provided by Market Facts. While Aegis has taken due care in ensuring that such information has been properly extracted, Aegis is not responsible for the accuracy or completeness of such information. The financial information so produced is only a summary.

CASH FLOW

                                                                                  YEAR ENDED 31 DECEMBER
                                                                           1996             1997            1998
                                                                             $                $               $
Net Income                                                                 4,277,656        5,822,098       9,009,949
Adjustments to reconcile net income to net cash provided
by operating activities:
      Depreciation and amortisation                                        2,495,354        2,882,935       4,065,792
      Other                                                                (346,332)         (41,874)         237,789
      Changes in assets and liabilities, net of effects from             (2,412,108)        1,404,425       2,071,413
      acquisitions
      Income taxes                                                           496,878          360,188         721,975
         Net cash provided by operating activities                         4,511,448       10,427,772      16,106,918

Cash Flows from Investing Activities                                     (3,938,794)      (6,499,167)    (23,867,022)
Cash Flows from Financing Activities:
      Repayment of short-term borrowings                                (12,100,000)     (14,237,672)     (6,653,936)
      Proceeds from short-term borrowings                                 13,850,000       12,487,672       6,503,936
      Proceeds from issuance of common stock, net                                  -       36,893,841               -
      Purchase of treasury stock                                        (12,702,937)                -               -
      Proceeds from issuance of convertible note                           8,250,000                -               -
      Other                                                              (1,270,068)      (2,754,134)        (29,510)
         Net cash provided by  (used in) financing activities            (3,973,005)       32,389,707       (179,510)
Effect of exchange rate changes on cash                                        (378)          (3,484)        (29,576)
Net increase (decrease) in cash and cash equivalents                     (3,400,729)       36,314,828     (7,969,190)
Cash and cash equivalent at beginning of year                              3,530,157          129,428      36,444,256
Cash and cash equivalents at end of year                                     129,428       36,444,256      28,475,066



The financial information relating to Market Facts in this announcement has been extracted from publicly published data provided by Market Facts. While Aegis has taken due care in ensuring that such information has been properly extracted, Aegis is not responsible for the accuracy or completeness of such information. The financial information so produced is only a summary.